Announcement to the Market

Disclosure of results for the fourth quarter and for 2011, according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS.

The complete consolidated financial statements under IFRS for 2011 are available at our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS						R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Dec/31/2011			Dec/31/2010
Total Assets	851,331	(33,195)	818,136	751,443	(24,361)	727,082
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives	412,648	(2,414)	410,234	368,794	1,960	370,754
Loan Operations	345,483	781	346,264	295,053	(216)	294,837
(-) Allowance for Loan Losses3	(25,772)	1,899	(23,873)	(22,019)	2,025	(19,994)
Other Financial Assets4	66,502	(26,248)	40,254	62,245	(21,300)	40,945
Tax Assets5	32,409	(6,321)	26,088	28,958	(4,816)	24,142
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	20,061	(892)	19,169	18,412	(2,014)	16,398
Current Liabilities and Long Term Liabilities	777,845	(35,045)	742,800	687,051	(27,521)	659,530
Deposits	242,636	-	242,636	202,688	-	202,688
Deposits Received Under Securities Repurchase Agreements	188,819	(3,406)	185,413	199,656	1	199,657
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	153,941	926	154,867	112,464	1,654	114,118
Other Financial Liabilities4	70,283	(26,164)	44,119	62,297	(21,285)	41,012
Reserves for Insurance, Private Pension and Capitalization	73,754	(12)	73,742	60,551	(1,084)	59,467
Provisions and Other Liabilities	34,661	(46)	34,615	32,120	(1,642)	30,478
Tax Liabilities5	13,751	(6,343)	7,408	17,275	(5,165)	12,110
Total Stockholders’ Equity	73,486	1,850	75,336	64,392	3,160	67,552
Minority Stockholders’ Equity	2,139	(744)	1,395	3,513	(1,836)	1,677
Controlling Stockholders’ Equity	71,347	2,594	73,941	60,879	4,996	65,875

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank.
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption.
3 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model.
4 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities.
5 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.

Below, the reconciliation of net income and equity, and the conceptual description of the major adjustments.

Reconciliation						R$million
Adjustments	Equity	Net Income
	Dec/31/11	4th Q/11	3rd Q/11	4th Q/10	2011	2010
BRGAAP - Values Attributable to Controlling Stockholders	71,347	3,681	3,807	3,890	14,621	13,323
(a) Allowance for Loan Losses	1,899	(97)	119	(430)	(126)	(1,434)
(b) Recognition of total deferred tax assets	1,002	(163)	(195)	(293)	(628)	(660)
(c) Pension and health care plans	-	-	-	(151)	-	-
(d) Adjustment to market value of shares and quotas	471	2	3	12	5	14
(e) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	862	(8)	(9)	(15)	(34)	(40)
(f) Provision for Itaú Unibanco merger expenses	-	-	-	(313)	-	(844)
(g) Conversion of subsidiaries and unconsolidated companies abroad	-	34	(140)	45	(131)	275
(h) Effective interest rate	(724)	319	(218)	(22)	95	22
Other adjustments	72	6	1	(91)	78	236
Income tax and social contribution on Net Income	(988)	(123)	23	416	(43)	816
IFRS - Values Attributable to Controlling Stockholders	73,941	3,651	3,391	3,048	13,837	11,708
IFRS - Values Attributable to Minority Stockholders	1,395	236	199	197	773	786
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	75,336	3,887	3,590	3,245	14,610	12,494

Differences between IFRS and BRGAAP Financial Statements
(a) On IFRS (IAS39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (impairment).  On BRGAAP, the expected loss model is used6.
(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS12), fully incorporated in the opening balance sheet of 01/01/2010 under IFRS.
(c) As of 2011, IFRS and BRGAAP criteria were equalized (IAS 19).
(d) On IFRS (IAS39 and 32), stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(e) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(f) The provision for Itaú Unibanco association was reversed on the opening balance sheet on IFRS of 01/01/2010 (IAS 19 and 37).  On BRGAAP, this provision was consumed until 12/31/2010.
(g) On the IFRS (IAS21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, started to be recorded directly on Equity with no impact on the income statement of the period.
(h) On the IFRS (IAS39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation.  In the second half of 2011, we improved the methodology for the recognition of expenses associated with the process of credit granting as well as with the realization period of revenues from registration fees.  On the BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

6 For more details see our Complete Financial Statements for 2011.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.

						R$ million
Recurring Net Income	4th Q/11			2011
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling Stockholders	3,681	3,651	(30)	14,621	13,837	(784)
Exclusion of the Non-Recurring Events7	65	59	(6)	20	(28)	(48)
Program for Settlement or Installment Payment of Federal Taxes- Law No.11,941/09	-	-	-	(509)	(509)	-
Market Value Adjustment – BPI	11	10	(1)	244	222	(22)
Provision for Contingencies – Economic Plans	54	49	(5)	285	259	(26)
Recurring Net Income - Attributable to Controlling Stockholders	3,746	3,710	(36)	14,641	13,809	(832)
7 The difference between BRGAAP and IFRS results from the fact that, on IFRS, the Social Contribution on Net Income (CSLL) is not compensated by the tax credits generated by the increase in the CSLL rate from 9% to the current 15%.

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, February 28, 2012.

Alfredo Egydio Setubal
Investor Relations Officer